Exhibit 99.1 Press release

WiLAN Announces TSX Acceptance of Normal Course Issuer Bid

OTTAWA, Canada – February 10, 2016 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that the Toronto Stock Exchange (the “TSX”) had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the “Notice”). Pursuant to the Notice, WiLAN may purchase for cancellation up to 11,762,446 issued and outstanding WiLAN common shares (“Common Shares”) representing approximately 10% of the 117,624,467 Common Shares in the public float as of January 31, 2016 through the facilities of the TSX and/or alternative Canadian trading platforms.

The Normal Course Issuer Bid is expected to commence on February 12, 2016 and will expire on February 11, 2017.

As of January 31, 2016 the total number of issued and outstanding Common Shares was 120,842,448.  The average daily trading volume for the six months ending on January 31, 2016 was 564,628 Common Shares.  Daily purchases under the Normal Course Issuer Bid will be limited to 141,157 Common Shares, other than block purchase exceptions.  During any of the Company’s blackout periods, purchases under the Normal Course Issuer Bid may continue under an automatic securities purchase plan between WiLAN and its broker.

WiLAN and its Board of Directors believe that the Common Shares are trading in a price range that does not fully reflect their underlying value. Accordingly, the acquisition of Common Shares under the Normal Course Issuer Bid may represent an attractive investment and a desirable use of WiLAN’s available funds. This would permit the Company to reduce its total number of issued and outstanding Common Shares thereby benefiting all shareholders by increasing their relative equity interests in WiLAN.

The actual number of Common Shares purchased, the timing of purchases and the price at which the Common Shares are bought will depend on future market conditions and on potential alternative uses for the Company’s cash resources.  Any purchases will be subject to trading restrictions and will be made by WiLAN at the prevailing market price of the Common Shares at the time of purchase.

In its previous normal course issuer bid that ran from May 29, 2014 to May 28, 2015, WiLAN repurchased an aggregate of 125,000 Common Shares at a weighted average price of $3.30538 per Common Share during the 12 months ended January 31, 2016.

www.wilan.com                              © copyright Wi-LAN 20151

PRESS RELEASE

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 613.688.1693 E: dave.mason@loderockadvisors.com

www.wilan.com                              © copyright Wi-LAN 20152